OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

OPTICAL SENSORS INCORPORATED

(Name of Issuer)

Common Stock $.01 par value per share

(Title of Class of Securities)

68384P107

(CUSIP Number)

Hayden R. Fleming

17797 N. Perimeter Drive, Suite 105, Scottsdale AZ 85255
(480) 419-7811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68384P107			Page 2 of 10

1.	Name of Reporting Person: HAYDEN R. FLEMING		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF AND PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,036,130

		8.	Shared Voting Power: 452,842

		9.	Sole Dispositive Power: 6,036,130

		10.	Shared Dispositive Power: 452,842

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,488,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 72.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 68384P107			Page 3 of 10

1.	Name of Reporting Person: CIRCLE F. VENTURES, LLC		I.R.S. Identification Nos. of above persons (entities only): 86-0820669

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): wc

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,552,828

		8.	Shared Voting Power: NONE

		9.	Sole Dispositive Power: 2,552,828

		10.	Shared Dispositive Power: NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,552,828

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 68384P107			Page 4 of 10

1.	Name of Reporting Person: CIRCLE F. VENTURES II, LLC		I.R.S. Identification Nos. of above persons (entities only): 46-0476684

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): wc

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,179,885

		8.	Shared Voting Power: NONE

		9.	Sole Dispositive Power: 3,179,885

		10.	Shared Dispositive Power: NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,179,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 68384P107			Page 5 of 10

1.	Name of Reporting Person: Hayden R. Fleming and LaDonna M. Fleming Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: NONE

		8.	Shared Voting Power: 429,427

		9.	Sole Dispositive Power: NONE

		10.	Shared Dispositive Power: 429,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 429,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 68384P107			Page 6 of 10

1.	Name of Reporting Person: FLEMING SECURITIES INC.		I.R.S. Identification Nos. of above persons (entities only): 85-0416641

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): oo

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEW MEXICO - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 300,084

		8.	Shared Voting Power: NONE

		9.	Sole Dispositive Power: 300,084

		10.	Shared Dispositive Power: NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,084

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.6%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D/A

Item 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the “Common Stock”). The name of the issuer is Optical Sensors Incorporated (the “Company”). The principal executive office of the Company is 7615 Golden Triangle Drive, Suite C, Eden Prairie, MN 55344.

Item 2.     Identity and Background

     The reporting persons are Hayden R. Fleming, Circle F Ventures, LLC (“Circle F”), Circle F Ventures II, LLC (“Circle F II”), the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust (the “Fleming Trust”) and Fleming Securities, Inc. (Fleming Securities). Hayden R. Fleming is the managing member of Circle F and Circle F II, a Trustee of the Fleming Trust and President and principal shareholder of Fleming Securities. Circle F is a Georgia limited liability company and Circle F II is an Arizona limited liability company. Fleming Securities, Inc. is a New Mexico Corporation. The principal business of Circle F and Circle F II is the operation of a private investment fund. Fleming Securities is a registered broker dealer. The principal business and office of both Circle F and Circle F II and of Fleming Securities and the Fleming Trust is located at 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255. Hayden R. Fleming, Circle F, Circle F II, Fleming Securities and the Fleming Trust have not been parties to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Hayden R. Fleming:

(a)	Name. Hayden R. Fleming.

(b)	Address. 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255.

(c)	Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

(d)	Criminal Proceedings. None.

(e)	Civil proceedings. None.

(f)	Citizenship. United States of America.

Item 3.     Source and Amount at Funds or Other considerations.

     Personal funds of Hayden R. Fleming and the Fleming Trust. Working capital of Circle F and Circle F II. Services of Fleming Securities.

Item 4.     Purpose of Transaction

     All of the reported shares are held for investment purposes.

     The Company may sell additional shares of Series C Convertible Preferred Stock through Fleming Securities, Inc., as agent. On any such sales, Fleming Securities, Inc. will be entitled to receive a warrant to purchase Common Stock equal to 10% of the as converted number of shares of Common Stock issuable with respect to any such sales of Series C Convertible Preferred Stock at an exercise price of $2.70 per Common share. There are an additional 39,980 shares of Series C Convertible Preferred Stock authorized and available for issuance by the Company.

     The reporting persons have no other plans or proposals that relate to or would result in:

                (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except as provided in Item 5(c) below.

Page -7-

     (b) An extraordinary corporation transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company’s business or corporate structure;

     (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Number of Shares/Percentage of Class Beneficially Owned.

          (i) Circle F beneficially owns 2,552,828 shares of the Company’s Common Stock representing 29.6% of the outstanding shares of Common Stock. Of such shares, 1,259,328 shares and warrants to purchase 83,333 shares are owned directly by Circle F. The balance of such ownership arises on an as converted basis from Circle F’s holdings of 4,333,333 shares of Series A Convertible Preferred Stock that are convertible into 722,222 shares of Common Stock, 56,333 shares of Series B Convertible Preferred Stock which are convertible into 281,665 shares of Common Stock and 5,157 shares of Series C Convertible Preferred Stock which are convertible into 206,280 shares of Common Stock. See Recent Transactions below.

          (ii) Circle F II beneficially owns 3,179,885 shares of the Company’s Common Stock representing 37.2% of the outstanding shares of Common Stock. All of such ownership arises on an as converted basis from Circle F II’s holdings of 180,601 shares of Series B Convertible Preferred Stock which are convertible into 903,005 shares of Common Stock and 56,922 shares of Series C Convertible Preferred Stock which are convertible into 2,276,880 shares of Common Stock. See Recent Transactions below.

          (iii) The Hayden R. Fleming and LaDonna M. Fleming Revocable Trust (the “Trust”) owns 429,427 shares of the Company’s Common Stock representing 5% of the outstanding shares of Common Stock. A portion of such ownership arises on an as converted basis from the Trust’s holdings of 4,607 shares of Series C Convertible Preferred Stock which are convertible into 184,280 shares of Common Stock. Warrants to purchase 33,333 shares of Common Stock are included in the number of shares owned by the Trust. See Recent Transactions below.

Page -8-

               (iv) Fleming Securities owns 300,084 shares of the Company’s Common Stock representing 7.6% of the outstanding shares of Common Stock. All of such shares arise from warrants to purchase 300,084 shares of Common Stock. See Recent Transactions below.

               (v) Hayden R. Fleming beneficially owns 6,488,972 shares of the Company’s Common Stock representing 72.4% of the outstanding shares of Common Stock. Of such shares, 2,552,828 shares are owned by Circle F, 3,179,885 shares are owned by Circle F II, 23,412 shares are owned by an individual retirement account for the benefit of Hayden Fleming’s wife, 3,333 shares are owned by an individual retirement account for the benefit of Hayden Fleming, 429,430 shares are owned by the Trust for the benefit of Hayden Fleming and his wife and 300,084 are owned by Fleming Securities, Inc. See Recent Transactions below.

          (b) Nature of Ownership. Circle F has sole power to vote and direct the disposition of all 2,552,828 shares reported as owned by it. Circle F II has sole power to vote and direct the disposition of all 3,179,885 shares reported as owned by it. Fleming Securities has sole power to vote and direct the disposition of all 300,084 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 6,036,130 of the reported shares and has shared power to vote and direct the disposition of 452,842 of the reported shares that are owned jointly with his wife in the trust or for the benefit of his wife.

Recent Transactions: Pursuant to a Stock Purchase Agreement dated June 23, 2003, Circle F and Circle F II, collectively, purchased on June 24, 2003 a total of 236,934 shares of Series B Preferred Stock at a price of $15 per share for an aggregate purchase price of $3,554,000. Each share of Series B Preferred stock is convertible into five (5) shares of Common Stock. Of the Series B Preferred Stock purchased, Circle F converted prior advances of the Company totaling $845,000 into 56,333 shares of Series B Preferred Stock that are convertible into 281,665 shares of Common Stock. The remaining 180,601 shares of Series B Preferred Stock were purchased by Circle F II by converting prior advances to the Company totaling $1,844,000 into 122,934 Series B Preferred shares and a payment of $865,000 to the Company on June 24, 2003 for the purchase of 57,667 Series B Preferred shares. The 180,601 shares of Series B Preferred Stock purchased by Circle F II are convertible into 903,005 shares of Common Stock.

          Pursuant to a Stock Purchase Agreement dated May 6, 2005, Circle F, Circle F II and the Trust, collectively, purchased a total of 66,686 shares of Series C Preferred Stock at a price of $90 per share for an aggregate purchase price of $6,001,849.31. Each share of Series C Preferred stock is convertible into forty (40) shares of Common Stock at a conversion price of $2.25 per Common shares. Of the Series C Preferred Stock purchased, Circle F converted prior advances to the Company, interest and expenses totaling $464,178.08 into 5,157 shares of Series C Preferred Stock that are convertible into 206,280 shares of Common Stock. Circle F II converted prior advances to the Company and expenses totaling $5,123,000 into 56,922 shares of Series C Preferred Stock that are convertible into 2,276,880 shares of Common Stock. The Trust converted prior advances to the Company and interest totaling $414,671.23 into 4,607 shares of Series C Preferred Stock that are convertible into 184,280 shares of Common Stock. As agent for these transactions and additional financing of $750,000, Fleming Securities, Inc. received a warrant to purchase 300,084 shares of Common Stock at an exercise price of $2.70 per common share.

          (c) Rights to Dividends or Proceeds. None.

          (d) Not Applicable

Item 6.     Contracts, Arrangements, understandings or Relationships With Respect to Securities of Issuer

          None.

Item 7.     Materials to be Filed as Exhibits.

          None.

Page -9-

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2005	/s/ Hayden R. Fleming
Hayden R. Fleming
Name/Title

Date: May 10, 2005	Circle F Ventures, LLC
By	/s/ Hayden R. Fleming
Hayden R. Fleming — Managing Member
Name/Title

Date: May 10, 2005	Circle F Ventures II, LLC
By	/s/ Hayden R. Fleming
Hayden R. Fleming — Managing Member
Name/Title

Date: May 10, 2005	Hayden R. Fleming and LaDonna M. Fleming Revocable Trust
By	/s/ Hayden R. Fleming
Hayden R. Fleming — Trustee

Date: May 10, 2005	Fleming Securities, Inc.
By	/s/ Hayden R. Fleming
Hayden R. Fleming — President

Page -10-